Filed Pursuant To Rule 433
Registration No. 333-167132
July 14, 2011
Gold Investment Digest
Second quarter 2011

July 2011	www.gold.org
Overview
As many equity and commodity markets fell during Q2, gold posted positive returns. Its measured appreciation, low volatility and lack of correlation highlighted the unique role gold plays as a consistent vehicle for diversification risk management and wealth preservation.
Price trends
Gold prices rose during Q2 2011 in line with its 10-year quarterly average to finish the period at US$1,505.50/oz (+4.6% QoQ), on the London PM fix. Gold outperformed most asset classes during the period on an absolute and risk-adjusted basis, while its realised volatility of 13.4% remained below its long-term trend. Read more...
Investment trends
Investor activity in the gold market during Q2 2011 was robust. Exchange traded funds experienced net inflows while activity in the futures and the over-the-counter market remained strong throughout the quarter. There were also robust purchases of gold bars and coins, especially in Asia and Europe. Read more...
Market and economic influences
Risk aversion rose across the board in Q2. Commodity markets dropped due to a combination of factors. Equity markets fell on the back of heightened concerns about some European countries’ ability to pay their debt. Finally, inflation remains high in several emerging economies and has crept up in the US and Europe. In this context, gold has proven a valuable asset for investors to hedge against uncertainty. Read more...
Gold market trends
Anecdotal evidence suggests that the Indian jewellery market remains strong despite the run up in local prices. In China, improved design and craftsmanship has increased gold’s allure among a younger demographic, while overall demand continues to grow at a healthy pace. Collective central bank net purchases year-to-date have already surpassed the total for 2010. Read more...
Contributors
Juan Carlos Artigas
juancarlos.artigas@gold.org
Johan Palmberg
johan.palmberg@gold.org
Louise Street
louise.street@gold.org
Eily Ong
eily.ong@gold.org
Marcus Grubb
Managing Director, Investment
marcus.grubb@gold.org
Note to our readers
Following an evaluation of our research reports we have decided to discontinue the publication of the quarterly Gold Investment Digest. While this edition will be the last, the World Gold Council will continue to provide investors with market developments on a monthly and quarterly basis. These updates will focus on gold’s performance statistics, qualitative commentary of market trends as well as key economic and financial drivers for gold during the period. This data and insight as well as an archive of all issues of our Gold Investment Digest will be available at http://www.gold.org/ investment/statistics/investment_statistics/

Price trends
Gold prices rose for the 10th consecutive quarter during Q2 2011 by 4.6% to finish the quarter at US$1,505.50/oz, on the London PM fix (Chart 1).1 Gold’s performance during the quarter was in line with its 10-year quarterly average of 4.5%. In a period of economic uncertainty and increased volatility across most assets, gold continued to provide investors with a consistent source of diversification, risk management and wealth preservation.
The average gold price during Q2 2011, at US$1,506.13/oz, was 8.6% higher than that of Q1. Soaring commodity prices, which trended up between June 2010 and April 2011, and higher global inflation coupled with continued concerns over the economic outlook in western economies kept gold well bid. Prices for most commodities dropped sharply during May, but the price of gold remained relatively stable. Subsequently, it resumed its ascent as Europe faced the possibility of a Greek default and equity prices around the world fell during May and most of June. True to its ability to help investors manage risk, not only did gold provide some respite for investors amid falling equity and commodity prices, but its volatility during the quarter at 13.4% was well below its 20-year average of 15.8%.
While concerns over European sovereign debt played a role in gold’s performance, it was a combination of factors that ensured gold remained a sought-after asset. First, inflation around the world continued to creep up. Not only do inflation rates in China and India remain elevated, but price pressures have also been transferred to the US and other Western markets which have seen prices of goods and services accelerate considerably over the past few months. At the same time, and perhaps more worryingly, long-term inflation expectations continue to rise.
Second, economic growth especially in the US and parts of Europe has been weaker than expected and labour markets remain in the doldrums. Consequently, increased uncertainty over whether markets will experience inflation, stagflation or even deflation over the next few years has made it difficult for investors to position their portfolios appropriately. Finally, central banks around the world continued to increase their gold holdings. On a net basis, in the first half of 2011, central banks bought more gold than during the whole of 2010.
On a quarter-on-quarter basis gold outperformed major bond, equity, and commodity indices (in US dollar terms) in developed and emerging markets alike (Chart 2). Moreover, on a risk-adjusted basis, gold’s performance was only surpassed by US and global Treasury bonds. Global government bond indices had returns of less than 4% while equity performance was weak at best as US, European and emerging markets faltered. Similarly, commodities and commodity indices fell substantially during Q2 2011.
Further comparative analysis and statistics on the performance of gold and other asset classes in various currencies can be found on a monthly basis at http://www.gold.org/investment/statistics/investment_ statistics/

1	The gold price used throughout the text for reference and computations corresponds to the London PM fix unless otherwise noted.
Gold Investment Digest | Second quarter 2011

Chart 1: Gold price (US$/oz), London PM fix
Source: LBMA
Chart 2: Relative price performance of selected assets in US$ in Q2 2011

*	For comparison purposes, gold performance was computed using 5pm EST prices.
Source: Bloomberg, Barclays Capital, J.P. Morgan
02_03

Developed markets
During Q2 2011, gold prices rose across major currencies with the notable exception of the Swiss franc (Table 1). Gold prices rose by 4.6% in US dollar and pound sterling terms and 2.4% in euro terms relative to the previous quarter. The Swiss franc has become the currency of choice for many investors, as the prospect of a Greek default and its impact on the EU on one hand, and a bleak long-term outlook for the US dollar on the other, pushed market participants to currencies from countries in better economic health. In all, the Swiss franc appreciated by 8% against the US dollar during the quarter which, in turn, pushed local currency gold prices down by 3.7%.
While the Japanese yen has also appreciated against the US dollar, it has done so at a more moderate rate as Japan continues to recover from the aftermath of the natural and nuclear disasters it encountered last quarter. Gold prices gained 1.9% (QoQ) in Japanese yen terms during Q2 2011, trading at an average of ¥122,815.06/oz (¥3,948.63/g), as the yen strengthened against the US dollar by the end of the quarter.
Table 1: Gold performance in local currency — developed markets

		Q2 2011		%	%	%
	Average	Max	Min	QoQ[1]	YoY[1]	Vol[2]
US$/oz	1,506.13	1,552.50	1,418.00	4.6	21.0	13.4
GBP/oz	924.86	962.16	880.74	4.5	12.8	13.8
EUR/oz	1,047.75	1,084.75	1,000.69	2.4	2.2	14.2
CHF/oz	1,309.10	1,342.31	1,244.32	-3.7	-5.5	14.2
JPY/oz	122,815.06	125,473.59	119,601.21	1.9	10.4	14.9
CAD/oz	1,459.70	1,518.41	1,367.59	3.8	9.9	14.5
AUD/oz	1,419.41	1,460.14	1,367.93	1.1	-4.5	13.7

1	Quarter-on-quarter and year-on-year returns based on end-of-period prices.

2	Annualised volatility based on daily returns during Q2 2011.
Source: Bloomberg, LBMA, World Gold Council
Emerging markets
Gold prices were higher in local currency terms in those countries traditionally important to the gold market (Table 2). The gold price appreciation was strongest in Turkish lira terms, up by 10.1% as Turkey has been negatively impacted by its proximity to the continued unrest from the Middle East. Local currency performance in India (4.9%) and South Africa (4.9%) was just slightly higher than US dollar returns as the rupee and rand exchange rates versus the US dollar remained largely unchanged. In particular, gold prices in India remained above Rs.2,000/1g (Rs.62,200/oz) throughout the quarter at an average of Rs.2,167.01/g.
The Chinese yuan and Russian rouble experienced the largest gains with respect to the US dollar which, in turn, translated to more moderate gains in the local currency gold price of 3.3% and 2.8% respectively. In China, the average gold price was CN¥314.70/g during the quarter.
Table 2: Gold performance in local currency — emerging markets

		Q2 2011		%	%	%
	Average	Max	Min	QoQ[1]	YoY[1]	Vol[2]
RUB/g	1,356.05	1,396.46	1,293.30	2.8	8.2	13.1
TRY/g	76.04	80.45	70.08	10.1	24.1	15.0
CNY/g	314.70	322.70	298.52	3.3	15.4	13.1
INR/g	2,167.01	2,240.53	2,033.09	4.9	16.5	12.6
ZAR/g	329.35	345.86	306.76	4.9	7.0	15.1

1	Quarter-on-quarter and year-on-year returns based on end-of-period prices.

2	Annualised volatility based on daily returns during Q2 2011.
Source: Bloomberg, LBMA, World Gold Council
Gold Investment Digest | Second quarter 2011

Commodity performance
The second quarter proved to be a volatile period for most commodities due to potential future regulatory changes for some commodity derivatives, higher margin requirements for silver COMEX futures, heightened geopolitical risk, severe weather conditions, and uncertainty over global economic growth, all of which contributed to swings and price pullbacks.
During the first week of May, investors witnessed a major sell-off in commodity markets, which in turn raised concerns from some market participants about the longer term diversification and hedging benefits of commodities. At the same time, however, it also highlighted that gold stands apart from the commodity complex both in terms of volatility and, crucially, price performance.
Between 29 April and 6 May 2011 commodities suffered the largest price drops since 2008, while the gold price fell only by 4.4%. By comparison, the Dow Jones UBS Commodity Index™ (DJ-UBSCI) and the S&P Goldman Sachs Commodity Index™ (S&P GSCI) index fell by 9.1% and 11.2%, respectively. Further, individual commodities such as oil fell by almost 13% while silver prices dropped by a staggering 25.6% (Table 3). With the exception of sugar and cocoa, gold was the only component included in commodity indices with a positive return in Q2. Moreover, gold’s annualised volatility during the period was significantly below that of most commodities.
Table 3: Performance on various commodities and commodity indices during Q2 20111

	Price/index level		Percentage change		Volatility[2]
			29 April	31 March	29 April	31 March
Commodity	29 April	6 May	– 6 May	– 30 June	– 6 May	– 30 June
DJ UBS Livestock Index	37.34	36.21	-3.0%	-10.5%	11.9%	16.0%
Gold (US$/oz)	1,563.70	1,495.60	-4.4%	4.8%	26.1%	13.4%
Platinum (US$/oz)	1,872.50	1,786.00	-4.6%	-2.7%	25.4%	16.5%
DJ UBS Industrial Metals Index	201.52	190.07	-5.7%	-3.7%	31.8%	21.1%
Copper LME (US$/t)	9,370.25	8,789.50	-6.2%	-1.1%	30.5%	23.1%
DJ UBS Grains Index	67.13	62.59	-6.8%	-10.8%	26.9%	27.8%
DJ-UBS Commodity Index	352.60	320.61	-9.1%	-6.7%	34.8%	18.9%
S&P GS Commodity Index	5,758.40	5,114.60	-11.2%	-7.9%	52.8%	26.2%
DJ UBS Energy Index	132.24	115.74	-12.5%	-8.1%	58.1%	28.8%
Brent crude oil (US $/bbl)	126.06	109.85	-12.9%	-4.8%	71.1%	34.6%
Silver (US$/oz)	47.91	35.63	-25.6%	-7.9%	113.4%	53.5%

1	For comparison purposes, all performance computations based on prices at 5:00 PM Eastern Time.

2	Annualised volatility based on daily log returns during the corresponding period.
Source: Bloomberg, World Gold Council
04_05

In a recent World Gold Council study, our analysis showed that a modest, consistent holding of gold increases long-term risk-adjusted returns in a way that a commodities basket alone does not.2 Within indices such as the S&P GSCI or the DJ-UBSCI, gold’s weighting ranges between just three and seven percent. Thus, while investors typically get some exposure to gold when using one of these indices as a benchmark, their total weighting is small. For example, for an investor with a 10% overall allocation to commodities, the effective exposure to gold is as low as 0.3% using the S&P GSCI and only as high as 0.7% when using the DJ-UBSCI. Therefore, to achieve true diversification, an allocation to an outright position in gold of between 2% and 10% provides benefits that cannot be replicated simply by investing in a wider commodities basket. This supports the premise that gold should be viewed as a distinct asset class.
Chart 3: Monthly rolling returns and z-scores* on gold prices (US$/oz)

*	Z-score is computed as monthly return minus 5-year average over 5-year standard deviation. Average and standard deviation calculations based on daily returns from 1 January 2006 to 31 December 2010.
Source: Bloomberg, World Gold Council
Gold’s ability to provide true diversification, manage risk and preserve capital is rooted in its dynamics of supply and demand, which in turn have made gold price appreciation more measured. In general, rolling monthly returns for gold in 2011 have consistently been around (or less than) one standard deviation away from its 5-year average (Chart 3). In contrast, silver returns moved up rapidly at a rate higher than two standard deviations in March and April, just to fall equally fast in May (Chart 4).
Chart 4: Monthly rolling returns and z-scores* on silver prices (US$/oz)

*	Z-score is computed as monthly return minus 5-year average over 5-year standard deviation. Average and standard deviation calculations based on daily returns from 1 January 2006 to 31 December 2010.
Source: Bloomberg, World Gold Council
2	World Gold Council, Gold: a commodity like no other, April 2011.
Gold Investment Digest | Second quarter 2011

Price volatility
The overall level of stock market volatility was generally lower in Q2 2011 than in Q1 (Chart 5), but investors exhibited higher levels of risk aversion in June as peripheral countries in the euro area — Greece in particular — faced the possibility of defaulting on sovereign debt in June. In turn, equity indices around the world fell and the VIX index3 crept up.
As noted in the previous section, commodities saw much higher levels of volatility during Q2 2011, especially in May, with gold being a notable exception. While gold also experienced price swings during the first week of May with a subsequent rise in volatility, its rate was considerably lower than that of the commodity complex and, furthermore, it moved even lower during June. Gold’s annualised volatility in Q2 2011 at 13.4% was only marginally higher than the Q1 level of 13% and well below its 15.8% 20-year trend. Moreover, gold’s realised 1-month (22-day) volatility by the end of June was merely 10.8%.
One of the distinguishing characteristics of gold is its ability to absorb shocks and move at a more measured pace compared not only to many commodities but to stock indices as well. In Q2 2011 gold was the least volatile of the components included in benchmark commodity indices and the indices themselves.4 As commodity prices fell sharply during the first week of May, volatility on the S&P Goldman Sachs Commodity Index (S&P GSCI) increased. Based on daily returns, S&P GSCI’s volatility was 26.2% during the quarter, twice that of gold. Over the same period, silver’s volatility reached a heady 53.5% — more than double its normal rate — followed by lead, tin and oil at 36.2%, 36%, and 34.6% respectively.
Chart 5: Annualised price volatility for gold and commodities (22-day rolling, %) versus the VIX Index (level)
Source: Bloomberg, World Gold Council

3	The VIX Index is a popular measure of the implied volatility using a weighted-average on a range of option contracts at different strike prices on the S&P 500 Index.

4	This includes silver, palladium, platinum, aluminium, copper, lead, nickel, tin, zinc, crude oil, S&P GS Commodity Index, S&P GS Agriculture Index, S&P GS Livestock Index, DJ UBS Commodity Index, and R/J CRB Commodity Index.
06_07

Investment trends
Investor activity in the gold market during Q2 2011 was robust. Exchange traded funds experienced net inflows while activity in the futures and over-the-counter markets remained strong throughout the quarter. Reports suggest there were also robust purchases of gold bars and coins, especially in Asia and Europe. In China, physical gold delivery at the Shanghai Gold Exchange was 205.3 tonnes between April and June 2011, 26.1 tonnes higher than the same period a year earlier.
Exchange traded funds
Collectively, the gold-backed exchange traded funds (ETFs) monitored by the World Gold Council had strong net inflows during Q2 2011. ETFs have fully established themselves as an integral vehicle for accessing the gold market. By the end of the quarter, ETFs had added 45.6 tonnes (2.2%) — the largest gain since Q2 2010 — bringing their collective holdings to 2,155.3 tonnes of gold worth US$104.3bn (Table 4).
The largest investment was into European ETFs, which saw net inflows of 29.2 tonnes. Increasing concerns over the stability of the European periphery and the contagion from a potential default by Greece stimulated demand for gold ETFs. Julius Baer Physical Gold, ZKB Gold ETF and db Gold ETC represented about 63% of all of the inflows within European gold-backed ETFs. On the other side of the Atlantic, iShares Gold Trust (IAU), listed on the NYSE, saw fresh inflows of 19.0 tonnes in Q2 2011, while SPDR Gold Shares (GLD), listed on the NYSE and cross-listed in Mexico, Singapore, Tokyo and Hong Kong, experienced a small outflow of 3 tonnes.
In India, ETFs continued to perform well last quarter, especially during the holiday period of Akshaya Tritiya in early May. Indian gold ETFs have increased their gold holdings to more than 20 tonnes — a third higher than Q1 2011 and double the level of Q2 2010.
ETF options
Activity in ETF options remains robust and continues to offer alternative strategies for investors. The majority of the volume in these products is still being transacted by way of GLD options. GLD options volume moved higher on the back of record high gold prices as well as increased volatility in the economic outlook. Trading volume measured by outstanding call and put contracts on GLD reached a new high of 16.7 million contracts.
In general, call option volumes remained higher than put volumes during the period. Similarly, open interest on call options accounted for the majority of traded contracts averaging 2.2 million contracts in Q2, compared to 1.8 million put contracts. This increase in open interest was consistent with the inflows in the ETFs as well as higher option volumes across the board.
Realised 60-day GLD volatility followed the same pattern as gold price volatility, rising by a modest amount throughout the quarter to end the period at 13.4%. However, the 3-month at-the-money (ATM) implied GLD volatility fell from 15.7% at the end of March to 15.1% by the end of June. The spread of 3-month implied volatility over realised volatility was slightly higher this quarter averaging a difference of three percentage points. This indicates that option buyers were willing to pay a premium to get leveraged exposure to the gold market and protect themselves against adverse moves in other financial markets.
Gold Investment Digest | Second quarter 2011

Table 4: Top gold-backed ETFs by size1

Fund	Volume (tonnes)	Value (US$mn)	% of total	Exchange[2]	Region

SPDR Gold Shares (GLD)	1,208.2	58,481	56.1%	NYSE	North America
ZKB Gold ETF	196.0	9,489	9.1%	SIX Swiss SE	Europe
iShares Gold Trust	144.3	6,983	6.7%	NYSE	North America
ETFS Physical Gold	131.5	6,367	6.1%	London SE	Europe
Gold Bullion Securities — UK	115.3	5,583	5.4%	London SE	Europe
Julius Baer Physical Gold	95.4	4,618	4.4%	SIX Swiss SE	Europe
XETRA-Gold	49.0	2,371	2.3%	Deutsche Boerse	Europe
NewGold	48.1	2,328	2.2%	Johannesburg SE	Africa
CS II Gold ETF	42.4	2,051	2.0%	SIX Swiss SE	Europe
ETFS Physical Swiss Gold Shares	28.6	1,383	1.3%	NYSE	North America
UBS Index Solutions — Gold ETF	25.0	1,209	1.2%	SIX Swiss SE	Europe
Source Gold ETC	24.6	1,190	1.1%	London SE	Europe
db Gold ETC	23.6	1,143	1.1%	Deutsche Boerse	Europe
Gold Bullion Securities — Australia	14.7	714	0.7%	Australian SE	Asia-Pacific
ETFS Physical Swiss Gold Shares	6.2	298	0.3%	London SE	Europe
GOLDIST	1.4	70	0.1%	Istanbul SE	Middle East
RBS Physical Gold	0.8	40	0.0%	Deutsche Boerse	Europe
Dubai Gold Securities	0.2	7	0.0%	Nasdaq Dubai	Middle East

Total	2,155.3	104,325	100.0%

1	Only fully gold-backed gold ETFs are included. Tonnage as of 30 June 2011. Where data is unavailable, holdings have been calculated using reported AUM numbers.

2	This column contains the primary exchange of where the ETF is listed. ‘SE’ stands for stock exchange.
Source: Respective ETF/ETC providers, Bloomberg, LBMA, World Gold Council
08_09

Gold futures
COMEX total non-commercial and non-reportable net long positions, a measure of more speculative investment demand, finished Q2 2011 slightly higher than in the previous quarter. While the net long, at an average of 23.8 million ounces (740.2 tonnes), remains above its historical average, it is considerably lower than the 2010 average of 26.3 million contracts (Chart 6). The net long by source, analysed as a percentage of the total open interest, indicates that money managers remain active in the market (Chart 7) and supports the view that many investors continue to see value in the gold trade.
Over-the-counter and other markets
Most gold transactions take place in the global over-the-counter (OTC) wholesale market for physical bullion. The London Bullion Market Association (LBMA), through surveys of its members, estimated that the daily net amount of gold transferred between accounts in April (the latest available data) was 22.5 million ounces (worth US$33.1bn, based on the average price over the period), and higher than the 2010 average daily volume of 18.4 million ounces. Moreover, global trading volumes between the bullion banks tend to be significantly higher between three and 10 times that amount.
Similar to activity seen in ETF markets, anecdotal evidence suggests European investors are accessing gold through OTC markets as well. In the US, some of the major banks are offering alternative ways for investors to get exposure to the market. The high inflationary environment in India has led to a surge in the launch of gold-backed savings and investment vehicles. These include gold mutual funds which can be only invest in gold ETFs, hybrid funds that invest in physical gold and equities and other specialized products geared towards wealthier individuals. Investment activity in China also remained high. Anecdotal evidence suggests continuing strong demand for retail investment products and robust gold savings in vehicles such as the Commercial Bank of China (ICBC) gold accumulation plan (GAP) in Beijing.
Gold Investment Digest | Second quarter 2011

Chart 6: COMEX net long* gold futures contracts versus the gold prices (US$/oz)

*	Net long non-commercial and non-reportable contracts.
Source: Bloomberg, COMEX, World Gold Council
Chart 7: COMEX net long positions by source as a percentage of open interest

*	‘Producer’ refers to entities involved in the mining and production of gold.
Source: Bloomberg, COMEX, World Gold Council
10_11

Bars and coins
Physical gold delivery at the Shanghai Gold Exchange (SGE) was 205.3 tonnes between April and June 2011, 26.1 tonnes higher than the same period last year. This represented a 14.6% increase in year-on-year tonnage, a strong performance especially considering that Q2 is not the traditional peak season for buying in China.
Gold investment in other parts of East Asia remained at good levels. Hong Kong saw healthy gold demand in Q2 due in part to demand by tourists from mainland China. In general, Hong Kong has a larger selection of gold bars and coins, more vendor confidence and lower taxes which attracts buyers from nearby Asian countries. In India, reports suggest coin stocks were running out during the Akshaya Tritiya holiday period.
There is also evidence of robust and increasing purchases of coins and bars on the part of European investors seeking to diversify against sovereign risk. While private investor demand for American Eagles (Chart 8), as reported by the US Mint, fell during Q2 2011 relative to the previous quarter, anecdotal reports suggest investors are also choosing to allocate to gold at bullion banks.
Chart 8: American Eagle bullion sales*

*	Total sales include one-, half-, quarter- and tenth-ounce coin sales.
Source: United States Mint
Gold Investment Digest | Second quarter 2011

Lease rates
The implied gold lease rate is the difference between the US dollar LIBOR rate and the equivalent duration Gold Forward Offered Rate (GOFO), the rate at which gold holders are willing to lend gold in exchange for US dollars (also known as the swap rate). Holders of gold would typically lend out their gold in order to generate interest on existing holdings. Some swap transactions are motivated by banks (public or private) wishing to generate liquidity by borrowing cash against their gold holdings. The BIS, for example, has seen increasing levels of swaps transactions as banks look to use their gold holdings to access money markets.
Near-zero interest rate policies in Western countries and lack of producer hedging have kept lease rates down. In Q2 2011, the 3-month lease rate averaged 0% (Chart 9) and the 3-month gold forward offered rate (GOFO) saw a steep decline during the month of April as the lease rate went from 0.35% to 0.21% during the 30-day period.
As the leasing process often involves lending of physical gold into the spot market the current low rate environment should continue to be supportive of high volumes, robust market activity and rising gold prices.
Chart 9: Implied 3-month lease rate
Source: Bloomberg, World Gold Council

12_13

Market and economic influences
During the second quarter of 2011, risk aversion rose. First, commodity markets fell as a result of a combination of developments including potential regulatory changes in derivatives markets, higher margin requirements, heightened geopolitical risk, and severe weather conditions. Second, equity markets trended lower on the back of heightened uncertainty about some European countries’ ability to repay their debt, combined with less than stellar growth and high unemployment rates in many Western economies. Finally, inflation remained high in several emerging economies and has crept up in the US and in Europe.
Gold as a strategic asset amid inflation uncertainty
The outlook for inflation remains a central topic of discussion among market participants. A deep and prolonged recession and unprecedented central bank intervention, followed by a brittle recovery, have left the world economy facing a complex inflation/deflation paradox, fuelling uncertainty for investors and savers alike.
On the one hand, inflation remains high in several emerging economies and has crept up in the US and Europe (Chart 10). Emerging economies have seen worryingly high levels of inflation, particularly for food and energy components. These increases are the result of a quick recovery from the global recession, strong underlying domestic demand from wealth creation and urbanisation, global commodity production constraints driven by factors ranging from weather to geopolitics, as well as extended loose monetary conditions in the US, Europe and Japan feeding a flood of yield-seeking investment capital. Despite the vigilance of their central banks, inflation rates in many emerging markets remain well above target.
Moreover, after years of exporting deflation to the west, there are now signs that soaring prices in manufacturing countries will ultimately land on the shores of the major consumers. Producer and import prices indices in the US, Europe and the UK are starting to reflect these dynamics. However, Western central banks concerned with sluggish economic growth and weaker than expected labour markets may choose to maintain the current low-rate environment for the foreseeable future as core inflation remains relatively low.5 Even if no further quantitative easing measures are introduced particularly in the US, as suggested by the Federal Reserve Chairman Ben Bernanke in a recent speech in June, the spectre of higher long-term inflation looms large.6
On the other hand, the threat of deflation remains ever present in western markets. China and other emerging Asian economies have propped up global growth for the past two years and played an important part in the western market recovery since 2009. However, with western markets still saddled with high unemployment, low real income growth, restrained consumption and falling housing markets, anything worse than a moderation of emerging market growth could endanger this recovery. In addition, the unprecedented central bank interventions in Japan, the United States and Europe experienced over the last few years have left sovereign states with seemingly unmanageable debt levels and budget deficits. As a consequence, austerity measures designed to tackle these issues are likely to stifle growth for years to come and may, in concert with other triggers, see economies slip back into negative growth.
Indeed, uncertainty about the inflation and growth outlook remains very elevated. Consensus inflation expectations remain high, but the discrepancy between market participants expecting higher inflation levels and those expecting lower inflation increased significantly since 2008 and remains wide (Chart 11). This is also true for economic growth forecasts (Chart 12).

5	Core inflation measures typically exclude all food and energy items as they tend to be more volatile, and while economists around the world consider this a sensible practice, consumers are still subject to purchasing power erosion if food or energy prices are appreciating at higher rates than all other items.

6	Federal Reserve Chairman Ben Bernanke speech at the International Monetary Conference, Atlanta, Georgia, 7 June 2011.
Gold Investment Digest | Second quarter 2011

Chart 10: CPI inflation (YoY% change) by country
Source: Bloomberg

Chart 11: US inflation (%) expectations 5 years forward	Chart 12: US real GDP growth (%) forecast 5 years forward

Source: Blue Chip Survey, World Gold Council	Source: Blue Chip Survey, World Gold Council

14_15

As such, investors are dealing with an environment of uncertainty in which multiple outcomes appear equally likely: 1) an eventual high inflation period; 2) a potential deflationary environment; 3) a period of stagflation, characterized by high inflation and low economic growth; and 4) a goldilocks-like scenario in which economic growth, especially in developed markets, steadily recovers while inflation is kept subdued. In turn, investors face the difficult task of structuring their portfolios while managing risk effectively when such a wide-ranging set of scenarios is not only possible but likely.
In a recent study commissioned by the World Gold Council entitled “The impact of inflation and deflation on the case for gold”,7 independent analysis by Oxford Economics suggests investors can benefit from adding a separate, distinct allocation to gold regardless of the outcome of inflation. They estimate that gold’s share of an optimal portfolio is about 5% for an investor with a medium-risk tolerance profile — a higher allocation than typically observed in mainstream portfolios (Table 5). This is consistent with the 2%-10% optimal strategic allocation that past studies performed by the World Gold Council have found.8 Moreover, Oxford Economics finds that gold’s optimal share rises significantly in a more inflationary long-term scenario and also for more risk-averse investors in a scenario featuring weaker growth and low inflation (Table 6).
The report uses the Oxford Economics Global Model to examine gold’s performance relative to other assets (equities, bonds, property and cash) under a range of inflation scenarios. It also examines the investment case for gold by looking at its place in an efficient investment portfolio alongside cash, equities, property and government bonds under a range of long-term economic conditions.
Table 5: Effect on optimal asset allocations in different scenarios for investors with a mainstream risk profile*

Scenario	Cash	Equities	Gilts	Property	Gold
Base case allocations, %	5	45	30	15	5
Higher inflation scenario	unch.	++	– –	–	++
Lower inflation & lower growth scenario	unch.	– –	++	–	unch.
Key:

++	denotes a significantly higher number.

–	denotes a lower number.

– –	denotes a significantly lower number.

unch.	denotes unchanged.

*	Mainstream risk profile defined as investors with a portfolio volatility between 10% to 20% per annum. Please refer to Table 7 for details on the different scenarios.
Source: Oxford Economics

7	Oxford Economics, The impact of inflation and deflation on the case for gold, July 2011.

8	World Gold Council, Gold: hedging against tail risk, October 2010.
Gold Investment Digest | Second quarter 2011

Table 6: Effect on gold optimum weightings in different scenarios

Risk Tolerance*
Scenario	Low	Average	High
Base case allocations, %	9	5	0
Higher inflation scenario	++	++	++
Lower inflation & lower growth scenario	+	–	unch.
Key:

++	denotes a significantly higher number.

+	denotes a higher number.

–	denotes a lower number.

unch.	denotes unchanged.

*	Low risk tolerance is defined as investors with a portfolio volatility of 10% per annum, average with 15% per annum and high is 20% per annum. Please refer to Table 7 for details on the different scenarios.
Source: Oxford Economics
Among some of the key findings of the report, Oxford Economics determines that while gold can typically underperform equities, bonds, property and cash in periods of healthy growth and low inflation, its lack of correlation with other assets has a useful part to play in stabilising the long-term value of a portfolio even if a modest negative real annual return is assumed. This, along with other studies performed by the World Gold Council that have found strong evidence that gold tends to reduce the Value at Risk (VaR) of a portfolio without reducing long-term expected returns, make gold a foundation and a unique tool for risk management alongside investors’ traditional assets.
Moreover, Oxford Economics finds that gold performs well compared to other assets in a high inflation scenario and comparatively well also in a deflation scenario derived from a wave of defaults in the ‘peripheral’ euro area countries, confirming gold’s properties as a hedge against extreme events (Table 7).
Table 7: Performance of various assets in different scenarios 2011-20151

	Baseline[4]	Deflation[5]	Stagflation[6]	Inflation[7]
Gold	1	3	2	5
Equities[2]	5	2	3	4
Bonds[3]	2	4	1	1
Cash	4	5	5	3
House Prices	3	1	4	2

1	Performance based on a 1-5 scale (5 = best performance; 1 = worst performance).

2	The Wilshire 5000 Index is used for US equities.

3	10-year US Teasury bonds used as a proxy for all US bonds.

4	Baseline scenario is the average scenario depicting the normal of steady growth and moderate inflation.

5	Deflation scenario is representative of markets marked by depreciating prices.

6	Stagflation is an economic scenario that combines high inflation and negative growth.

7	Inflation scenario is a scenario of high inflation and average growth.
Source: Oxford Economics
While the Oxford Economics report does not include inflation-linked bonds and other commodities in its analysis, a previous report by the World Gold Council entitled “Gold as a tactical inflation hedge and long-term strategic asset” finds that gold can prove more effective than commodities, real estate and, in some cases, even more than inflation-linked bonds at achieving efficient portfolios with maximum risk-adjusted returns as well as others with the lowest volatility.9 The report shows that the required optimal allocation to gold, depending on the risk-tolerance of an investor, can vary between 4% and 10% — consistent with the aforementioned results. Moreover, the World Gold Council’s analysis shows that investors can benefit from adding strategic allocations to gold even if they already hold inflation-linked bonds, thanks to the additional diversification benefits. Finally, gold also provides benefits to an investor’s portfolio that cannot be replicated by a commodity basket alone including true diversification, risk protection and capital preservation.10
In summary, investors can improve risk-adjusted returns in their portfolio with a strategic long-term position in gold which can be tactically adjusted depending on the investors’ own view on future inflation and economic growth.

9	World Gold Council, Gold as a tactical inflation hedge and long-term strategic asset, July 2009.

10	World Gold Council, Gold: a commodity like no other, April 2011.

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Gold market trends
Activity across all regions and sectors of the gold market continues to flourish. Anecdotal evidence suggests that the Indian jewellery market remains strong despite the run up in local prices. In China, a higher emphasis on design and craftsmanship of pure gold products has lifted its allure among a younger demographic, while overall demand continues to grow at a healthy pace. Finally, collective central bank net purchases in 2011 have already surpassed the total for 2010.
Please note that only preliminary reports on jewellery and industrial demand during the second quarter of 2011 are currently available. Complete estimates for the second quarter of 2011 will be released in mid-August 2011 and will be published in the World Gold Council’s quarterly Gold Demand Trends.
For details on gold demand during Q1 2011 and previous quarters, please visit: http://www.gold.org/investment/ research/regular_reports/gold_demand_trends/
Jewellery
Preliminary reports in India suggest that large jewellery retailers have seen volume increases in sales during Q2 2011, while small jewellers have performed reasonably well considering the higher local gold prices. Moreover, consumers took advantage of better pricing in May as the gold price eased from its high in late April, pushing gold jewellery sales up. Although the early summer is traditionally a weaker season, the outlook for gold remains positive as demand is expected to increase due to the onset of the annual festive period starting in August and lasting through October. In China, anecdotal evidence suggests that consumption from traditional quarters of the population remained healthy despite the fact that the second quarter is typically not the strongest season for gold. Moreover, a higher emphasis on design and craftsmanship of pure gold jewellery has changed the perception among a younger demographic which has the potential to open an important market segment. Figures on Indian, Chinese and global jewellery demand for Q2 2011 will be available by mid-August.
Gold Investment Digest | Second quarter 2011

Chart 13: Jewellery demand in tonnes and value (US$bn)
Source: GFMS, World Gold Council

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Technology
Gold demand for technology and other applications has remained strong. The outlook for the electronics industry’s use of gold remains positive. While some manufacturers have been reducing gold coating thicknesses on contacts and connectors — the second major use in electronics after semiconductor chip packaging — to lower costs, anecdotal evidence suggests some component failures have helped limit the wider practice.
We are witnessing an explosion of interest in the use of gold within science and technology. Gold is used in a wide range of niche technology-related applications, providing outstanding performance due to its unique combination of technical properties. For example, gold demonstrates excellent biocompatibility within the human body, resulting in a number of direct applications of gold as a medical material. The unique properties of gold nanoparticles are leading to its use in a growing number of applications within this field. For example, gold is an active catalyst for many commercially important reactions. A catalyst is a substance or material that accelerates the rate of a chemical reaction without itself being consumed by the reaction. Catalysts are an essential component of many different industrial processes used to produce chemicals and foodstuffs. They also provide solutions to controlling emissions from industrial processes and vehicles. Gold is proving to be an important catalytic material, with industrial chemical plants benefiting from its unique reactivity. The first automotive catalysts using gold are now in commercial use in Europe.
Exciting breakthroughs are regularly reported by some of the world’s leading academic and industrial institutions. New sources of demand for gold are likely as it performs a key role in advanced technologies such as novel medical diagnostics, water purification, and solar cells.
Gold Investment Digest | Second quarter 2011

Chart 14: Industrial demand by category in tonnes
Source: GFMS, World Gold Council

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Please note that only preliminary reports on central bank-activity during the second quarter of 2011 are currently available. Complete estimates for Q2 2011 will be released in mid-August 2011 and will be published in the World Gold Council’s quarterly Gold Demand Trends.
For details on gold supply during Q1 2011 and previous quarters, please visit: http://www.gold.org/investment/research/regular_ reports/gold_demand_trends/
The official sector
During Q2 2011, central banks from emerging markets continued to add to their gold reserves, led by Mexico. Meanwhile European central banks have remained inactive — with only one tonne of gold sold to-date in the second year of the third Central Bank Gold Agreement CBGA3. The Bank for International Settlements released its annual report in June showing that while its own investment gold holdings remain stable, its swapping activity has grown, suggesting commercial banks in Europe continue to use gold for liquidity throughout the ongoing European sovereign debt crisis.
On May 4, 2011, the Banco de Mexico confirmed that it had acquired 100 tonnes of gold, raising holdings of gold from 6 tonnes to 106 tonnes, and placing Mexico as the 32nd largest holder of gold. According to Mexico’s monthly reporting to the IMF, the Bank purchased the gold between January and April this year, raising its gold allocation from under 1% to 4% of total reserves. In its press release the Banco de Mexico noted that gold holdings were part of its strategic asset allocation in line with general best practice in reserve management. This strategic acquisition is not connected to the smaller transactions (buying and selling) that Mexico has been doing in the local market over the past decade.
In line with this trend, Russia’s central bank continues to report monthly acquisitions of gold, purchasing 41.8 tonnes since the beginning of the year — raising its total holdings to 830 tonnes. The Bank of Thailand also increased its gold holdings in March by 9.3 tonnes, which follows the 15.6 tonnes acquired in the summer of 2010. Meanwhile, European central banks have continued their trend of limited to no sales, selling only one tonne so far in the second year of CBGA3 which runs through 26 September 2011 (CBGA3 limits signatory central bank gold sales to 400 tonnes per year for the five years beginning 27 September 2009).
As a result, total central banks net purchases so far in 2011 have already surpassed the level seen in the whole of 2010.
The BIS holdings of gold, reported as of March 2011, have increased by 63 tonnes from 2010, as a result of continuing gold swap operations. The Bank’s own investment in gold declined by 1 tonne, to 119 tonnes — which is within its typical pattern of some limited trading on its own account. The increase in gold swaps of 63 tonnes in 2011 follows the 346 tonne increase witnessed between 2009 and 2010. The swaps conducted last year, under which the Bank exchanges currencies for physical gold, were conducted with commercial banks as the availability of high quality collateral diminished in the wake of the European sovereign debt crisis. As conditions in Europe remain fragile, it appears that the swaps have either been renewed or new commercial banks have entered into similar transactions.
Gold Investment Digest | Second quarter 2011

Table 8: Top 40 official gold holdings as in IFS July 20111

		Tonnes	% of reserves[2]
1	United States	8,133.5	74.7%
2	Germany	3,401.0	71.7%
3	IMF	2,814.0	[3]
4	Italy	2,451.8	71.4%
5	France	2,435.4	66.1%
6	China	1,054.1	1.6%
7	Switzerland	1,040.1	17.6%
8	Russia	830.5	7.8%
9	Japan	765.2	3.3%
10	Netherlands	612.5	59.4%
11	India	557.7	8.7%
12	ECB	502.1	31.3%
13	Taiwan	423.6	5.0%
14	Portugal	382.5	84.8%
15	Venezuela	365.8	64.8%
16	Saudi Arabia	322.9	3.3%
17	United Kingdom	310.3	16.5%
18	Lebanon	286.8	29.6%
19	Spain	281.6	40.7%
20	Austria	280.0	55.4%
21	Belgium	227.5	38.8%
22	Algeria	173.6	4.6%
23	Philippines	152.2	11.0%
24	Libya	143.8	5.6%
25	Singapore	127.4	2.5%
26	Sweden	125.7	12.2%
27	South Africa	125.0	12.3%
28	BIS[4]	119.0	[3]
29	Turkey	116.1	5.9%
30	Greece	111.5	79.5%
31	Thailand	108.9	2.9%
32	Mexico	106.0	4.0%
33	Romania	103.7	9.8%
34	Poland	102.9	4.7%
35	Australia	79.9	9.1%
36	Kuwait	79.0	12.3%
37	Egypt	75.6	11.2%
38	Indonesia	73.1	3.2%
39	Kazakhstan	67.3	9.2%
40	Denmark	66.5	3.6%

1	This table was updated in July 2011 and reports data available at that time. Data is taken from the International Monetary Fund’s International Financial Statistics (IFS), July 2011 edition, and other sources where applicable. IFS data is two months in arrears, so holdings are as of May 2011 for most countries, April 2011 or earlier for late reporters. The table does not list all gold holders: countries which have not reported their gold holdings to the IMF in the last six months are not included, while other countries are known to hold gold but they do not report their holdings publicly. Where the World Gold Council knows of movements that are not reported to the IMF or misprints, changes have been made. The countries showing as having 0.0 tonnes of gold report some gold but less than 0.05 tonnes to the IMF.

2	The percentage share held in gold of total foreign reserves, as calculated by the World Gold Council. The value of gold holdings is calculated using the end of month London PM fix gold price published daily by the LBMA. In May, the end of month gold price was US$1536.50. Data for the value of other reserves are taken from IFS, table Total Reserves minus Gold.

3	BIS and IMF balance sheets do not allow this percentage to be calculated. In the case of any countries, up-to-date data for other reserves are not available.

4	BIS data are updated each year from the BIS’s annual report to reflect the Bank’s gold investment assets excluding any gold held in connection with swap operations, under which the Bank exchanges currencies for physical gold. The bank has an obligation to return the gold at the end of the contract.
Source: IMF, national data, World Gold Council

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Key data
Table 9: Demand (cumulative Q2 2010—Q1 2011)

	Tonnes	% QoQ*	% YoY*	Value (US$mn)	% YoY*
Jewellery	2,052	2%	4%	85,915	31%
Identifiable investment	1,552	4%	51%	63,742	89%
of which ETFs and similar products	277	-18%	77%	10,389	109%
Industrial and dental	466	0%	7%	19,382	35%

*	Quarter-on-quarter and year-on-year % change in rolling four-quarter totals.
Source: GFMS, World Gold Council
Table 10: Supply (cumulative Q2 2010—Q1 2011)

	Tonnes	% QoQ*	% YoY*	Value (US$mn)	% YoY*
Mining output	2,732	2%	4%	113,709	32%
Net producer hedging	-94	—	—	-4,003	—
Total mine supply	2,638	2%	11%	109,706	41%
Official sales	-146	—	—	-6,330	—
Recycled gold	1,624	-1%	12%	67,442	40%

*	Quarter-on-quarter and year-on-year % change in rolling four-quarter totals.
Source: GFMS, World Gold Council
Table 11: Gold price

	Q3 2010	Q4 2010	Q1 2011	Q2 2011
Gold (US$/oz); London PM fix average	1,226.88	1,367.67	1,386.57	1,507.38
% QoQ	2.7%	11.5%	1.4%	8.7%
% YoY	27.8%	24.5%	25.1%	26.2%
Source: LBMA, World Gold Council
Table 12: Volatility* (%) to end-June 2011

	1-month	3-month	6-month	1-year
Gold (US$/oz)	10.5%	13.3%	13.1%	14.3%

*	Annualised daily return volatility. Source: LBMA, World Gold Council

Source: LBMA, World Gold Council
Table 13: Market capitalisation

Value (US$bn)
Above ground stocks of gold*	8,074.1
ETFs (as at 30 June 2011)	104.3
Notional value of net long non-commercial and non-reportable positions as reported by CFTC gold futures (at 30 June 2011)	34.1

*	Based on end-2010 volume and Q2 2011 average gold price
Source: CFTC, GFMS, LBMA, respective ETF/ETC providers, World Gold Council
Gold Investment Digest | Second quarter 2011

Table 14: Performance of gold and selected assets to end-June 20111

		Trade-	Brent	DJ-UBS	BarCap US	BarCap US		MSCI	MSCI				DJ US
	Gold	weighted	crude oil	Commodity	Treasury	Credit		World	Europe	NIKKEI	Hang Seng	MSCI India	Real Estate
	(US$/oz)	US dollar	(US$/bbl)	Index	Aggregate	Index	S&P 500	ex-US	(euro)	(yen)	(HK$)	(rupee)	Index
1-month	-2.0%	-0.5%	-4.3%	-5.0%	-0.3%	-0.7%	-1.7%	-1.4%	-2.9%	1.3%	-5.4%	0.6%	-2.9%
3-month	4.6%	-2.0%	-4.8%	-6.7%	2.4%	2.5%	0.1%	1.1%	0.6%	0.6%	-4.8%	-3.6%	2.7%
6-month	7.1%	-5.6%	18.4%	-2.6%	2.2%	3.4%	6.0%	5.1%	1.0%	-4.0%	-2.8%	-8.8%	10.1%
1-year	21.0%	-12.0%	51.2%	25.9%	2.2%	6.2%	30.7%	30.9%	15.6%	4.6%	11.3%	3.6%	33.4%
Volatility[2] (1-year)	14.3%	7.2%	28.7%	17.0%	4.5%	5.0%	14.1%	16.1%	14.7%	22.8%	15.6%	17.4%	19.3%

1	Performance computations in US$ unless otherwise noted.

2	Annualised daily return volatility.
Source: Barclays Capital, Bloomberg, World Gold Council
Table 15: Correlation between gold and selected assets to end-June 2011*

		Trade-	Brent	DJ-UBS	BarCap US			MSCI	MSCI				DJ US
	Gold	weighted	crude oil	Commodity	Treasury	BarCap US		World	Europe	NIKKEI	Hang Seng	MSCI India	Real Estate
	(US$/oz)	US dollar	(US$/bbl)	Index	Aggregate	Credit	S&P 500	ex-US	(euro)	(yen)	(HK$)	(rupee)	Index
Gold (US$/oz)	1.00
Trade-weighted US dollar	-0.45	1.00
Brent crude oil (US$/bbl)	0.41	-0.47	1.00
DJ UBS Commodity Index	0.46	-0.59	0.78	1.00
BarCap US Treasury Aggregate	-0.02	-0.04	-0.27	-0.26	1.00
BarCap US Credit	-0.10	-0.22	-0.07	0.00	0.69	1.00
S&P 500	0.00	-0.42	0.39	0.45	-0.41	-0.03	1.00
MSCI World ex-US	0.16	-0.69	0.49	0.60	-0.29	0.13	0.85	1.00
MSCI Europe (euro)	0.00	-0.40	0.39	0.46	-0.41	0.02	0.87	0.91	1.00
NIKKEI (yen)	-0.03	-0.37	0.31	0.42	-0.29	0.13	0.72	0.82	0.76	1.00
Hang Seng (HK$)	0.17	-0.48	0.39	0.43	-0.22	0.15	0.64	0.78	0.69	0.75	1.00
MSCI India (rupee)	0.16	-0.40	0.36	0.38	-0.23	0.13	0.56	0.66	0.61	0.58	0.70	1.00
DJ US Real Estate Index	0.11	-0.32	0.27	0.32	-0.36	-0.05	0.79	0.62	0.64	0.50	0.50	0.42	1.00

*	Correlations based on weekly returns for 5 years of return in US$ unless otherwise noted in parenthesis.

Performance calculations based on total return indices unless not applicable.
Source: Barclays Capital, Bloomberg, World Gold Council

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Disclaimers
This report is published by the World Gold Council, 10 Old Bailey, London EC4M 7NG, United Kingdom. Copyright ©2011. All rights reserved. This report is the property of the World Gold Council and is protected by U.S. and international laws of copyright, trademark and other intellectual property laws. This report is provided solely for general information and educational purposes. The information in this report is based upon information generally available to the public from sources believed to be reliable. The World Gold Council does not undertake to update or advise of changes to the information in this report. Expressions of opinion are those of the author and are subject to change without notice. The information in this report is provided as an “as is” basis. The World Gold Council makes no express or implied representation or warranty of any kind concerning the information in this report, including, without limitation, (i) any representation or warranty of merchantability or fitness for a particular purpose or use, or (ii) any representation or warranty as to accuracy, completeness, reliability or timeliness. Without limiting any of the foregoing, in no event will the World Gold Council or its affiliates be liable for any decision made or action taken in reliance on the information in this report and, in any event, the World Gold Council and its affiliates shall not be liable for any consequential, special, punitive, incidental, indirect or similar damages arising from, related or connected with this report, even if notified of the possibility of such damages.
No part of this report may be copied, reproduced, republished, sold, distributed, transmitted, circulated, modified, displayed or otherwise used for any purpose whatsoever, including, without limitation, as a basis for preparing derivative works, without the prior written authorisation of the World Gold Council. To request such authorisation, contact research@gold.org. In no event may World Gold Council trademarks, artwork or other proprietary elements in this report be reproduced separately from the textual content associated with them; use of these may be requested from info@gold.org. This report is not, and should not be construed as, an offer to buy or sell, or as a solicitation of an offer to buy or sell, gold, any gold related products or any other products, securities or investments. This report does not, and should not be construed as acting to, sponsor, advocate, endorse or promote gold, any gold related products or any other products, securities or investments.
This report does not purport to make any recommendations or provide any investment or other advice with respect to the purchase, sale or other disposition of gold, any gold related products or any other products, securities or investments, including, without limitation, any advice to the effect that any gold related transaction is appropriate for any investment objective or financial situation of a prospective investor. A decision to invest in gold, any gold related products or any other products, securities or investments should not be made in reliance on any of the statements in this report. Before making any investment decision, prospective investors should seek advice from their financial advisers, take into account their individual financial needs and circumstances and carefully consider the risks associated with such investment decision.
Gold Investment Digest | Second quarter 2011

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